Exhibit 99.1

Pulsenmore and Clalit Health Services Launch First At-Home Follicular Monitoring Service for IVF and Fertility Preservation

Commercial agreement potentially valued at approximately $4.5 million over five years following 18 month pilot;

Service to be deployed via Beilinson NEXT, Beilinson’s virtual hospital

Ramat Gan, Israel – Jan. 26 2026 - Pulsenmore Ltd. (NASDAQ and TASE: PLSM), a global leader in connected home ultrasound technology, today announced an additional strategic commercial agreement with Clalit Health Services, Israel’s largest health maintenance organization (HMO), to supply Pulsenmore FC, a new at-home ultrasound solution designed for remote follicular monitoring in women undergoing fertility care )IVF and fertility preservation). The agreement is potentially valued at approximately $ 4.5 million over five years following an 18 month pilot. The parties expect to begin ramp-up in the coming weeks.

Under the agreement, Pulsenmore and Clalit will establish an end-to-end clinical service operated through Beilinson NEXT, Beilinson Medical Center’s virtual hospital, enabling eligible patients to perform follicular monitoring scans from home with real-time online guidance and specialist clinical oversight. The agreement allows both Pulsenmore and Clalit to market Pulsenmore FC directly to patients.

Pulsenmore previously reported results in June 2025 from a controlled clinical study at Beilinson Medical Center that demonstrated a strong safety profile, with high concordance between at-home measurements and in-clinic assessments.

Fertility treatment often requires frequent in-clinic transvaginal ultrasound scans and repeated visits that disrupt daily life. Pulsenmore FC is designed to offer another way, enabling eligible patients to complete follicular monitoring scans from home using the Pulsenmore FC, a patient-operated ultrasound device, and step-by-step guidance in a mobile app. Scan data are transmitted securely to the Beilinson NEXT care team for remote interpretation and clinical oversight, supporting monitoring of follicle development and endometrial thickness for accurate timing of key moments in treatment, including the trigger injection and egg retrieval, while helping reduce the need for repeated in-clinic visits during IVF and fertility preservation cycles.

“We believe this agreement represents a global breakthrough in how fertility care can be delivered,” said Dr. Elazar Sonnenschein, CEO and founder of Pulsenmore. “We are enabling a new model of care that respects patients’ time, privacy, and daily lives, while maintaining clinical oversight. We’re grateful to Clalit for their leadership and courage to break new ground for the Beilinson Medical Center and Beilinson NEXT. They are setting a new standard for professional, empathetic, and connected care from home.”

Clalit’s CEO, Dr. Eytan Wirtheim welcomed the signing of the agreement and the launch of Phase I - the pilot implementation phase for a limited group of women.

According to Wirtheim, “This service fits seamlessly into Clalit’s new strategic vision, under which ‘Medicine has left the building’: any medical service that can be provided to patients from the comfort and calm of their homes, instead of requiring visits to hospital clinics, will be offered in this way as well - provided it can be delivered at the same level of quality as in the hospital setting. I am confident that once we reach the stage of offering this service to the general public, every woman and every couple who will undergo fertility treatments - with all the emotional and physical complexity they entail - will come to appreciate Clalit’s new service. For the women and couples who choose to receive the service with us going forward, we will be proud to provide an innovative, world-leading hybrid service that makes life easier, even during the medical process.”

Pulsenmore also supplies Clalit with Pulsenmore ES, its physician-supervised home prenatal ultrasound solution, which has recently received FDA De Novo authorization. In October 2024, Pulsenmore signed a binding agreement with Clalit for an additional 25,000 Pulsenmore ES units over five years, supported by Pulsenmore’s hardware, secure image transmission, and clinical review workflows across Clalit’s care pathways in Israel.

*Pulsenmore FC (follicular monitoring) is approved for commercial use in Israel.

About Pulsenmore

Pulsenmore Ltd. is dedicated to revolutionizing maternal health through the development of home-use ultrasound technology that connects mothers and healthcare providers remotely. By leveraging advanced imaging and telemedicine, Pulsenmore makes care patient-centric, expanding access and improving continuity of care. For more information, visit www.pulsenmore.com

About Clalit Health Services Clalit Health Services is Israel’s largest health maintenance organization (HMO), serving close to five million members nationwide and operating an integrated network of community-based clinics and hospitals. Clalit is a public, nonprofit organization and owns and operates 14 hospitals alongside a broad national network of primary and specialty care services.

About Beilinson NEXT Virtual Hospital Beilinson NEXT is Beilinson Medical Center’s virtual hospital, built in partnership with Clalit Health Services. Its mission is to deliver advanced, specialist-level care to patients remotely, extending hospital expertise beyond the physical hospital setting to support access, continuity of care, and clinician oversight wherever patients are.

Forward-Looking Statements

This press release contains forward-looking statements. In particular, statements using words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “contemplate,” “do not believe,” “aim,” “goal,” “due,” “predict,” “plan,” “project,” “continue,” “potential,” “positioned,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to the potential value of the agreement, the market opportunity of Pulsenmore FC and the potential for market growth. Forward-looking statements reflect Pulsenmore’s current views, plans, or expectations with respect to future events or financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Pulsenmore’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including, but not limited to, the following: the Company’s lack of operating history; the Company’s current and future capital requirements and the Company’s belief that its existing cash will be sufficient to fund its operations for more than one year from the date that the financial statements are issued; the Company’s ability to manufacture, market and sell its products and to generate revenues; the Company’s ability to maintain its relationships with key partners and grow relationships with new partners; the Company’s ability to maintain or protect the validity of its U.S. and other patents and other intellectual property; the Company’s ability to launch and penetrate markets in new locations and new market segments; the Company’s ability to retain key executive members and hire additional personnel; the Company’s ability to maintain and expand intellectual property rights; interpretations of current laws and the passages of future laws; the Company’s ability to achieve greater regulatory compliance needed in existing and new markets; the Company’s ability to achieve key performance milestones in its planned operational testing; the Company’s ability to establish adequate sales, marketing and distribution channels; security, political and economic instability in the Middle East that could harm its business; and acceptance of the Company’s business model by investors. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks, uncertainties and other factors included in the Company’s Form 20-F (SEC File No. 001-43033), filed with the SEC on December 29, 2025. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Pulsenmore or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Pulsenmore undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Investor Contact:

Miri Segal-Scharia

MS-IR LLC

msegal@ms-ir.com